SECURIT 13012298 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-033335

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FOLGER NOLAN FLEMING DOUGLAS INCORPORATED**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 FIFTEENTH STREET, N.W.
(No. and Street)

WASHINGTON (City) DC (State) 20005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD FOSTER (202) - 626-5249
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1750 K STREET, NW, SUITE 375, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2013
03 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

CM 3/15

OATH OR AFFIRMATION

I, RICHARD FOSTER, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of FOLGER NOLAN FLEMING DOUGLAS INCORPORATED, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Richard Foster
Signature

PRESIDENT/CHIEF EXECUTIVE OFFICER
Title

Notary Public

District of Columbia: SS
Subscribed and sworn to before me, in my presence,
this 21st day of February 2013
Notary Public, D.C.
My commission expires 2/14/2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOLGER NOLAN FLEMING DOUGLAS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

FOLGER NOLAN FLEMING DOUGLAS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

TABLE OF CONTENTS

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT AUDITORS' REPORT

Board of Directors
Folger Nolan Fleming Douglas Incorporated
Washington, DC

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Folger Nolan Fleming Douglas Incorporated (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Folger Nolan Fleming Douglas Incorporated as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

Washington, DC
February 21, 2013

FOLGER NOLAN FLEMING DOUGLAS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash	$ 214,301
Receivable from Clearing Organization	11,645,738
Securities Owned, at Market Value	43,030,529
Income Taxes Receivable – Current	863,037
Furniture, Equipment, and Leasehold Improvements, at Cost, Less Accumulated Depreciation and Amortization of $2,672,897	717,446
Other Assets	878,385
Total Assets	$ 57,349,436

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts Payable and Accrued Expenses	$ 568,617
Current Income Taxes Payable	459,695
Deferred Tax Liability	14,898,106
Total Liabilities	15,926,418
STOCKHOLDERS' EQUITY	
Preferred Stock (4% cumulative non-voting, $100 par value, 100 shares authorized, 75 shares issued and outstanding)	7,500
Common Stock Class A ($100 par value, 10,000 shares authorized, 4,492 shares issued and outstanding)	449,200
Common Stock Class B (non-voting, $100 par value, 1,000 shares authorized, 568 shares issued and outstanding)	56,800
Retained Earnings	40,909,518
Total Stockholders' Equity	41,423,018
Total Liabilities and Stockholders' Equity	$ 57,349,436

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Folger Nolan Fleming Douglas Incorporated (the "Corporation") is a registered broker-dealer providing securities brokerage services primarily in the Washington, D.C., Baltimore, Maryland and Cambridge, Maryland areas. The Corporation is registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Corporation is also registered with the SEC as an investment advisor under the Investment Advisors Act of 1940.

Folger Nolan Fleming Douglas Holdings, Inc. is a wholly-owned subsidiary of the Corporation.

Folger Nolan Fleming Douglas Capital Management, Inc. (CMI) is a wholly-owned subsidiary of the Corporation. CMI is a registered investment advisor under the Investment Advisors Act of 1940.

Folger Nolan Fleming Douglas Insurance Agency, Inc. is a wholly-owned subsidiary of the Corporation.

Principles of Consolidation - The consolidated statements of financial condition, income, changes in stockholders' equity, and cash flows include the accounts of the Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions between the Corporation and its subsidiaries have been eliminated in the consolidation.

Securities Transactions - Securities transactions are recorded on a trade date basis.

Receivable from clearing firm is comprised of net credit balances in accounts held for the benefit of the Corporation.

Securities Owned - Securities owned by the Corporation are valued at market with the resultant unrealized gain or loss reflected in the statement of income. Dividends are recorded as income when received, which does not materially differ from the accrual basis.

Securities owned at December 31, 2012 consisted of common stocks (95%) and municipal bonds, and corporate bonds (5%).

Property and Equipment - Depreciation and amortization of office equipment and leasehold improvements is recorded on a straight-line basis over the estimated useful lives of such assets.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes - The Corporation accounts for income taxes under the liability method, whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement - All of the Company's assets and liabilities which are stated at fair value are valued in accordance with Level 1 criteria, as defined in FASB ASC 820. Level 1 value measurement uses quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 2 – OTHER REGULATORY REQUIREMENTS

The Corporation is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Corporation operates pursuant to the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3.

NOTE 4 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels Level 1, Level 2 and Level 3.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
Corporate Bonds	$ 3,050	-	-	3,050
Municipal Bonds	2,327,922			2,327,922
Equity Securities	40,699,557	-	-	40,699,557
Total	$ 43,030,529	$ -	$ -	$ 43,030,529

NOTE 3 – PROFIT-SHARING PLAN

The Corporation provides retirement benefits for substantially all employees through a defined-contribution profit-sharing plan. Funding is at the discretion of the Corporation. The Corporation has elected to make a contribution of $48,060 for 2012.

NOTE 4 – PREFERRED STOCK

The preferred stock is redeemable at 100% of par value.

NOTE 5 – INCOME TAXES

The provision (benefit) for income taxes consists of the following at December 31, 2012:

	Current	Deferred	Total
Federal	$ (91,321)	$ 699,898	$ 608,577
State	48,874	228,086	276,960
Total	$ (42,447)	$ 927,984	$ 885,537

The primary difference between income taxes at the statutory rate and the effective rate are the dividends received deduction, municipal interest and state taxes net of federal benefit.

The principal temporary difference between income before taxes for financial reporting purposes and for income tax purposes relates to net unrealized appreciation on investment securities which is included in revenues in the statement of operations but is not reportable for tax purposes until realized.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Corporation has entered into operating leases for real estate and computer software. Total rental expense under such lease agreements amounted to $440,322 for the year ended December 31, 2012. Included in rental expenses is $357,764 for rental of office space owned by the family of a principal of the Corporation. Certain leases contain provisions for escalations.

The aggregate minimum annual rental commitments at December 31, 2012 for leases of one year or more are as follows:

2013	358,520
2014	73,006
2015	73,006
2016	56,670
2017	10,000
Total	$ 571,202

NOTE 7 – NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Corporation had net capital and net capital requirements computed under these provisions as follows:

Net Capital	$ 32,273,020
Net Capital Requirement	$ 250,000
Ratio of Aggregate Indebtedness to Net Capital	1%

NOTE 8 – FINANCIAL INSTRUMENTS WITH OFF-BLANANCE-SHEET RISK

The Corporation's customers' accounts are carried on a fully disclosed basis with another broker dealer, which reduces, but does not eliminate, its risks associated with customer activities. In the event a customer is unable to fulfill its contracted obligations with the carrying broker-dealer, the Corporation may be at risk to fulfill the customer's obligations.

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

Cash and cash equivalents consisted of investments in money market mutual funds and cash on deposit with established federally insured financial institutions. Total cash on deposit at various times during the year exceeded the federal deposit insurance limits. The Corporation has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk.

NOTE 10 - CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Corporation's consolidated subsidiaries:

Total Assets	$ 2,135,292
Stockholders' Equity	$ 1,832,332

NOTE 11 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 21, 2013, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

We, Richard S. Foster and Robert B. Leahy attest that the financial statements of the firm Folger Nolan Fleming Douglas Incorporated as of December 31, 2012 have been made available to all members or allied members of the organization.

Richard S. Foster

Signature

President & CEO

Robert B. Leahy

Signature

Senior Executive Vice President

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Folger Nolan Fleming Douglas Incorporated
Washington, DC

In planning and performing our audit of the financial statements of Folger Nolan Fleming Douglas Incorporated (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Bathlof & Company, P.C.

Washington, DC
February 21, 2013

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

Board of Directors
Folger Nolan Fleming Douglas Incorporated
Washington, DC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Folger Nolan Fleming Douglas Incorporated and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Folger Nolan Fleming Douglas Incorporated's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Folger Nolan Fleming Douglas Incorporated's management is responsible for Folger Nolan Fleming Douglas Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check registers and bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

William Bathof & Company, P.C.

Washington, DC
February 21, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

003335 FINRA DEC
FOLGER NOLAN FLEMING 14*14
DOUGLAS INCORPORATED
725 15TH ST NW
WASHINGTON DC 20005-2109

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard Foster 202.626.5249

2. A. General Assessment (item 2e from page 2) $ 17,851

B. Less payment made with SIPC-6 filed (exclude interest) (9,236)
7/26/2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 8,615

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,615

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,615

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Folger Nolan Fleming Douglas Inc.
(Name of Corporation, Partnership or other organization)

Richard S. Foster
(Authorized Signature)

Dated the 21 day of February, 2013.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,525,957
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	2,057,864
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,057,864
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	176,967
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	214,057
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	3,876,223
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 26,772	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 176,222	
Enter the greater of line (i) or (ii)	176,222
Total deductions	4,443,469
2d. SIPC Net Operating Revenues	$ 7,140,352
2e. General Assessment @ .0025	$ 17,851

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